As filed with the Securities and Exchange Commission on April 25,
1997

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 13E-4
                       ISSUER TENDER OFFER STATEMENT
(Pursuant to Section 13(e)(1) of the Securities Exchange Act of
1934)

                             (Amendment No. 1)

                     AMERICAN NATIONAL BANKSHARES INC.
                             (Name of Issuer)


                     AMERICAN NATIONAL BANKSHARES INC.
                   (Name of Person(s) Filing Statement)

                  Common Stock, $1.00 Par Value Per Share
                      (Title of Class of Securities)

                                 027745108
                   (CUSIP Number of Class of Securities)

                             Charles H. Majors
                   President and Chief Executive Officer
                     AMERICAN NATIONAL BANKSHARES INC.
                               P. O. Box 191
                              628 Main Street
                      Danville, Virginia 24543-0191

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s)
Filing Statement)

                                Copies to:
                          Kenneth J. Alcott, Esq.
                             Hunton & Williams
                       Riverfront Plaza, East Tower
                           951 East Byrd Street
                         Richmond, Virginia 23219

                               April 9, 1997
                   (Date Tender Offer First Published,
                    Sent or Given to Security Holders)

                         CALCULATION OF FILING FEE

       Transaction Valuation*              Amount of filing fee
             $6,750,000                          $1,350

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 250,000 shares at $27.00 per share.

X    Check box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:N/A              Filing Party:N/A
   Form or Registration No.:N/A            Date Filed:N/A

     This Issuer Tender Offer Statement on Schedule 13E-4, dated as of April 9, 1997, relating to the offer by American National Bankshares Inc. (the "Company") to purchase 250,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $1.00 per share (the "Shares"), at prices not in excess of $27.00 nor less than $25.00 net per Share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1997, and in the related Letter of Transmittal, which together constitute the "Offer", is hereby amended to incorporate the information included in the exhibits referred to below.

Item 9.  Material to be Filed as Exhibits.

     (a)(8) Form of The Carson Medlin Company analyst's report relating to the Company.

        (9) Form of Letter to Shareholders of the Company transmitting The Carson Medlin Company analyst's report.

                          SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 25, 1997              AMERICAN NATIONAL BANKSHARES INC.



                            By:  /s/ Charles H. Majors
                                 Name:Charles H. Majors
                                 Title:President and Chief
                                      Executive Officer

                               EXHIBIT INDEX


Exhibit No.

(a)(8) Form of The Carson Medlin Company analyst's report relating to the Company.

   (9)    Form of Letter to Shareholders transmitting The
          Carson Medlin Company analyst's report.